51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company")

542 Newbold St.

London, ON N6E 2S5

Item 2 Date of Material Change

November 5, 2025

Item 3 News Release

The news release dated November 6, 2025 was disseminated via Globe Newswire.

Item 4 Summary of Material Change

On November 5, 2025, the Company's wholly-owned subsidiary, Aduro Clean Technologies Europe B.V., entered into a non-binding letter of intent (the "LOI") with an arm's length party to the Company (the "Vendor"), for the proposed purchase of land, buildings, and equipment associated with a brownfield industrial site in The Netherlands (the "Property") for a purchase price of €2 million (the "Transaction"). The Property is under evaluation as the host location for the Aduro Demonstration Plant.

The LOI allows for Aduro to complete in-depth due diligence for a defined period ending January 15, 2026, and contemplates closing the Transaction on or before February 28, 2026, subject to customary conditions, approvals, and satisfactory due diligence. Aduro shall pay the Vendor a non-refundable fee of € 33,782 for the exclusive use of the Property during the due diligence period. The Company continues to pursue other potential locations in parallel and expects to make a final site selection in January 2026 as part of a structured plan to advance the Hydrochemolytic™ technology ("HCT") from pilot-scale validation toward demonstration-scale through a facility targeted for readiness by early 2027

The proposed Transaction remains subject to due diligence, negotiation of definitive agreements, and customary conditions and approvals. There can be no assurance that the Transaction will be completed as contemplated or at all.

Item 5 Full Description of Material Change

The material change is fully described in item 4 above and in the news release which has been filed on SEDAR+ at www.sedarplus.com.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Ofer Vicus, Chief Executive Officer

Telephone: 604-362-7011

Item 9 Date of Report

November 7, 2025